UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 11, 2024

Rigel Resource Acquisition Corp

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41022	98-1594226
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7 Bryant Park 1045 Avenue of the Americas, Floor 25 New York, NY	10018
(Address of Principal Executive Offices)	(Zip Code)

(646) 453-2672

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	RRAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	RRAC	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for Class A ordinary share at an exercise price of $11.50 per share	RRAC WS	The New York Stock Exchange

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Agreement

On March 11, 2024, Rigel Resource Acquisition Corp, a Cayman Islands exempted company (“Rigel”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among Rigel, Blyvoor Gold Resources Proprietary Limited, a South African private limited liability company (“Blyvoor Resources”), Blyvoor Gold Operations Proprietary Limited, a South African private limited liability company (“Tailings” and, together with Blyvoor Resources, the “Target Companies”, each a “Target Company”), RRAC NewCo, a Cayman Islands exempted company and wholly-owned subsidiary of Rigel (“Newco”), and RRAC Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of Newco (“Merger Sub”). Each of Newco and Merger Sub is a newly formed entity that was formed for the sole purpose of entering into and consummating the transactions set forth in the Business Combination Agreement. Concurrently with the execution of the Business Combination Agreement, Newco also entered into an Exchange Agreement (the “Exchange Agreement”), by and among, Newco, Blyvoor Gold Proprietary Limited, a South African private limited liability company (“Blyvoor Gold”), Orion Mine Finance Fund II L.P., a Bermuda limited partnership (“Orion” and, together with Blyvoor Gold, the “Sellers”), and the Target Companies.

Pursuant to the terms, and subject to the conditions, set forth in the Business Combination Agreement, the parties thereto will enter into a business combination transaction (together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”), pursuant to which, among other things, (i) Rigel will merge with and into Merger Sub (the “Merger”), with Merger Sub being the surviving company, and (ii) Newco will acquire all of the outstanding equity interests of the Target Companies (the “Share Exchange”). Following the Merger and the Share Exchange, each of the Target Companies and Merger Sub will be a wholly owned subsidiary of Newco, and Newco will become a publicly traded company. At the closing of the Transactions (the “Closing”), Newco is expected to change its name to Aurous Resources, and its ordinary shares, par value $0.0001 (the “Newco Ordinary Shares”), are expected to be listed on the NASDAQ.

The Transactions are expected to be consummated after the required approval by the holders of Rigel ordinary shares and the satisfaction of certain other conditions summarized below.

Business Combination Agreement

Share Exchange

The consideration to the holders of the Target Companies’ outstanding equity interests at the Closing will consist of (a) 600,000 Newco Ordinary Shares to Blyvoor Gold in exchange for its shares of Tailings (the “Gold Tailings Consideration”), (b) 28,017,500 Newco Ordinary Shares to Blyvoor Gold in exchange for its shares of Blyvoor Resources (the “Gold Resources Consideration”), and (c) 6,982,500 Newco Ordinary Shares to Orion in exchange for its shares of Blyvoor Resources (the “Orion Resources Consideration” and, together with the Gold Tailings Consideration and the Gold Resources Consideration, the “Exchange Consideration”). Pursuant to the Exchange Agreement, the Sellers have agreed, subject to customary exceptions, not to transfer any Newco Ordinary Shares received as Exchange Consideration until the 6-month anniversary of the Closing.

As additional consideration for its shares of Tailings, Blyvoor Gold will be entitled to receive, as promptly as practicable after the date that is 90 days following the Closing, a number of Newco Ordinary Shares equal to the product of (A) the quotient of (i) the aggregate amount of proceeds from the PIPE Investment (as defined in the Business Combination Agreement), divided by (ii) 100,000, multiplied by (B) 346.6666667.

In addition to the foregoing, the Sellers shall have the contingent right to receive additional Newco Ordinary Shares, as described below, (the “Earnout Shares”), subject to the following milestone conditions (the “Milestone Conditions”):

(i)	If Net Cash Proceeds (as defined in the Business Combination Agreement) are equal to or greater than $33,000,000 as of immediately prior to Closing:

a.	The Sellers will be entitled to receive, upon the cumulative payable gold production of the Mine (as defined in the Business Combination Agreement) exceeding 55,000 ounces (the “First Base Case Milestone”) for the 12-month period ending on the date that is the 18-month anniversary of the last day of the calendar month in which the Closing occurs (the “First Earnout Period”), 1,050,000 Newco Ordinary Shares; and

b.	the Sellers will be entitled to receive, upon the cumulative payable gold production of the Mine exceeding 95,000 ounces (the “Second Base Case Milestone”) for the 12-month period ending on the date that is the 30-month anniversary of the last day of the calendar month in which the Closing occurs (the “Second Earnout Period” and together with the First Earnout Period, the “Earnout Periods”), 1,575,000 Newco Ordinary Shares;

(ii)	If Net Cash Proceeds are less than $33,000,000 as of immediately prior to Closing:

a.

the Sellers will be entitled to receive (such amount not to exceed 1,050,000 Newco Ordinary Shares), upon the cumulative payable gold production of the Mine for the First Earnout Period exceeding an amount, in ounces, equal to (but in no event to be less than 32,650 ounces) the product of (1) the First Base Case Milestone multiplied by (2) the sum of (x) one minus (y) the Adjustment Multiplier (as defined in the Business Combination Agreement), a number of Newco Ordinary Shares equal to (but in no event to exceed 1,050,000 Newco Ordinary Shares) the product of (I) 1,050,000 Newco Ordinary Shares multiplied by (II) the sum of (A) one minus (B) the product of (x) the Adjustment Multiplier multiplied by (y) 0.25 plus (C) the Share Consideration Multiplier (as defined in the Business Combination Agreement); and

b.

the Sellers will be entitled to receive (such amount not to exceed 2,625,000 Newco Ordinary Shares, upon the cumulative payable gold production of the Mine for the Second Earnout Period exceeding an amount, in ounces, equal to (but in no event to be less than 56,240 ounces) the product of (1) the Second Base Case Milestone multiplied by (2) the sum of (x) one minus (y) the Adjustment Multiplier, a number of Newco Ordinary Shares equal to (but in no event to exceed, in the aggregate with the First Earnout Share Consideration (as defined in the Business Combination Agreement), 2,625,000 Newco Ordinary Shares) the product of (I) 1,575,000 Newco Ordinary Shares multiplied by (II) the sum of (A) one minus (B) the product of (x) the Adjustment Multiplier multiplied by (y) 0.25 plus (C) the Share Consideration Multiplier;

The respective Milestone Conditions described above will be deemed to be achieved, and the respective Earnout Shares for the applicable Earnout Period(s) will be issued to the Sellers if, at any point prior to the end of the applicable Earnout Period(s), there is a sale, exchange or other transfer, directly or indirectly, in one transaction or a series of related transactions, of all or substantially all of the assets of the Target Companies or a merger, consolidation, recapitalization or other transaction in which any person other than Newco or any affiliate of Newco becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of all interests in the Target Companies, taken as a whole. Any Earnout Shares not properly earned by the end of the Earnout Periods shall no longer be issuable to Sellers and the obligations of Newco to issue such Earnout Shares shall be terminated.

Effect of the Merger

On the terms, and subject to the conditions, set forth in the Business Combination Agreement, at the effective time of the Merger (the “Merger Effective Time”), by virtue of the Merger:

(i)	each Class A ordinary share of Rigel (a “Rigel Class A Ordinary Share”) issued and outstanding immediately prior to the Merger Effective Time (other than shares to be cancelled in accordance with the Business Combination Agreement and any Redemption Shares (as defined below)) will be automatically cancelled and converted into the right to receive (A) cash consideration in an amount per share equal to the cash value per share as of the Closing date to be received in respect of a Rigel Class A Ordinary Share redeemed in the Rigel Stockholder Redemption (as defined below) minus $10.00 (the “Cash Consideration”) and (B) one Newco Ordinary Share (the “Equity Consideration” and together with the Cash Consideration, the “Ordinary Shareholder Consideration”);

(ii)	each Rigel Class A Ordinary Share issued and outstanding immediately prior to the Merger Effective Time with respect to which a Rigel stockholder has validly exercised its redemption rights (collectively, the “Redemption Shares”) will not be converted into and become the Ordinary Shareholder Consideration, and instead will at the Merger Effective Time be converted into the right to receive from Rigel, in cash, an amount per share calculated in accordance with such stockholder’s redemption rights;

(iii)	each Class B ordinary share of Rigel (a “Rigel Class B Ordinary Share”) issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled and converted into the right to receive one Newco Ordinary Share; and

(iv)	each issued and outstanding public warrant of Rigel (the “Rigel Public Warrants”) shall be converted automatically into the right of the holder thereof to receive one public warrant of Newco (the “Newco Public Warrants”), and each issued and outstanding private warrant of Rigel (the “Rigel Private Warrants”) shall be converted automatically into the right of the holder thereof to receive one private warrant of Newco (the “Newco Private Warrants” and, together with the Newco Public Warrants, the “Newco Warrants”). Each Newco Public Warrant shall have, and be subject to, substantially the same terms and conditions as are in effect with respect to the Rigel Public Warrants, and each Newco Private Warrant shall have, and be subject to, substantially the same terms and conditions as are in effect with respect to the Rigel Private Warrants, except that in each case they shall represent the right to acquire Newco Ordinary Shares.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, standing, formation and authority, (ii) authorization to enter into the Business Combination Agreement, (iii) capital structure, (iv) consents and approvals, (v) financial statements, (vi) absence of changes, (vii) license and permits, (viii) litigation, (ix) material contracts, (x) intellectual property, (xi) taxes, (xii) real and personal properties, (xiii) employee matters, (xiv) benefit plans, (xv) compliance with laws, (xvi) environmental matters, (xvii) benefit plans, (xviii) affiliate transactions, (xix) insurance, (xx) business practices and (xx) finders and brokers. Except in the case of fraud or intentional and willful breach, the representations and warranties of the parties contained in the Business Combination Agreement will terminate and be of no further force and effect as of the Closing.

Covenants

The Business Combination Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the Target Companies’ businesses in the ordinary course of business prior to consummation of the Transactions, (ii) the parties’ efforts to satisfy conditions to obligations of the Transactions, (iii) the preparation and filing of a registration statement on Form F-4 (the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Newco Ordinary Shares and Newco Warrants to be issued pursuant to the Business Combination Agreement, which will also contain a prospectus and proxy statement for the purpose of soliciting proxies from Rigel’s stockholders to vote in favor of certain matters (the “Rigel Stockholder Approval Matters”), (iv) Newco’s adoption of an equity incentive plan that provides for grants and awards to eligible service providers, (v) the protection of, and access to, confidential information of the parties, and (vi) the parties’ efforts to obtain necessary approvals from Governmental Authorities (as defined in the Business Combination Agreement).

Pursuant to the Business Combination Agreement, Rigel’s public stockholders will be given an opportunity, in accordance with Rigel’s amended and restated articles and memorandum of association and the final prospectus from Rigel’s initial public offering, which was filed with the SEC on November 8, 2021, to have their Rigel Class A Ordinary Shares redeemed (the “Rigel Stockholder Redemption”), in conjunction with the Rigel Stockholder Approval (as defined below).

During the Interim Period (as defined in the Business Combination Agreement), each of the parties to the Business Combination Agreement shall not, and shall cause its representatives not to, solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or knowingly encourage, respond to, or provide information to, any person concerning an “Acquisition Transaction” or a “Business Combination Proposal”, as applicable.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others: (i) approval of the Rigel Stockholder Approval Matters by Rigel’s stockholders (the “Rigel Stockholder Approval”), (ii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (iii) the Registration Statement having become effective, (iv) the shares of Newco Ordinary Shares to be issued pursuant to the Business Combination Agreement having been approved for listing on the NASDAQ and (v) certain other customary bring-down conditions. In addition, the obligation of the Sellers to consummate the Transactions is subject to the availability of Aggregate Cash Proceeds (as defined in the Business Combination Agreement) of not less than $50,000,000 at the Closing.

Termination

The Business Combination Agreement may be terminated as follows:

(i)	by mutual written consent of the Target Companies and Rigel;

(ii)	prior to the Closing, by written notice to the Target Companies from Rigel if:

a.	there is any breach of any representation, warranty, covenant or agreement on the part of the Target Companies set forth in the Business Combination Agreement, such that certain closing conditions therein would not be satisfied; provided that the Target Companies are provided the option to cure such breach as specified in the Business Combination Agreement;

b.	if the Closing has not occurred on or before August 9, 2024 (the “Termination Date”);

c.	if the consummation of the Transactions is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order;

(iii)	prior to the Closing, by written notice to Rigel from the Target Companies if:

a.	there is any breach of any representation, warranty, covenant or agreement on the part of Rigel, Newco or Merger Sub set forth in the Business Combination Agreement, such that certain closing conditions therein would not be satisfied; provided that Rigel, Newco, or Merger Sub, as applicable, are provided the option to cure such breach as specified in the Business Combination Agreement;

b.	the Closing has not occurred on or before the Termination Date,

c.	the consummation of the Transactions is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable Governmental Order; or

d.	if there has been a Change in Recommendation (as defined in the Business Combination Agreement).

The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement and any related agreements. The Business Combination Agreement has been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about Rigel, the Target Companies or any other party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, are solely for the benefit of the parties to the Business Combination Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Rigel’s public disclosures.

The foregoing description of the Business Combination Agreement and the Exchange Agreement is not complete and is qualified in its entirety by reference to the Business Combination Agreement and the Exchange Agreement which are filed with this Current Report as Exhibit 2.1 and Exhibit 2.2, respectively, and are incorporated herein by reference.

Related Agreements

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Rigel, the Target Companies, Rigel Resource Acquisition Holding LLC (the “Sponsor”) and the persons set forth on Schedule I thereto (collectively with the Sponsor, the “Sponsors”) have entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”). The Sponsor Support Agreement provides that, among other things, the Sponsors agree (i) to vote in favor of the Transactions, (ii) to appear at certain Rigel stockholder meetings for purposes of constituting a quorum, (iii) to vote against any proposals that could reasonably be expected to prevent or materially impede the Transactions and (iv) to waive any anti-dilution adjustment to the conversion ratio with respect to their existing shares that would result from the issuance of Newco Ordinary Shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

In addition, pursuant to the Sponsor Support Agreement, the Sponsors have agreed, subject to certain customary exceptions, not to transfer (i) any Newco Ordinary Shares owned by such Sponsor until the 12-month anniversary of the Closing, (ii) a number of Newco Private Warrants equal to 40% of all Newco Private Warrants owned by such Sponsor (including any Newco Ordinary Shares issuable upon the exercise of such warrants) until the 12-month anniversary of the Closing and (iii) a number of Newco Private Warrants equal to 60% of all Newco Private Warrants owned by such Sponsor (including any Newco Ordinary Shares issuable upon the exercise of such warrants) until the 24-month anniversary of the Closing. The foregoing restrictions on transfer with respect to Newco Ordinary Shares shall be released if the last reported sale price of the Newco Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 180 days after closing.

The foregoing description of the Sponsor Support Agreement is not complete and is qualified by reference to the Sponsor Support Agreement, which is filed with this Current Report as Exhibit 10.1 and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Pursuant to the terms of the Business Combination Agreement, at the Closing, Newco, the Sponsor and certain other holders of the Newco Ordinary Shares will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement will provide these holders (and their permitted transferees) with the right to require Newco, at Newco’s expense, to register the Newco Ordinary Shares that they hold, on customary terms, including customary demand and piggyback registration rights. The Registration Rights Agreement will also provide that Newco pay certain expenses of the electing holders relating to such registration and indemnify them against liabilities that may arise under the Securities Act.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is attached as Exhibit A to the Business Combination Agreement which is included as Exhibit 2.1 to this Current Report and is incorporated herein by reference.

Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Rigel, Newco, Blyvoor Gold and the Sponsor entered into subscription agreements with certain institutional and accredited investors (the “PIPE Investors”, and each a “PIPE Investor”, and the subscription agreements, the “Subscription Agreements”) pursuant to which the PIPE Investors have agreed, subject to the terms and conditions set forth therein, to subscribe for and purchase from Newco at the Closing, an aggregate of 750,000 Newco Ordinary Shares (the “PIPE Shares”), at a purchase price of $10 per share, for an aggregate cash amount of $7,500,000.

Pursuant to the Subscription Agreements, a PIPE Investor may elect to reduce the number of PIPE Shares it is obligated to purchase under its Subscription Agreement, on a one-for-one basis, up to the total amount of PIPE Shares subscribed thereunder, to the extent PIPE Investor (i) purchases Rigel Class A Ordinary Shares (the “Open-Market Purchase Shares”) in open market transactions at a price of less than the Closing redemption price per-share prior to the record date established for voting at the Rigel stockholder meeting held to approve the Transactions (the “Rigel Stockholder Meeting”), but only if the PIPE Investor agrees, with respect to such Open-Market Purchase Shares, to (A) not sell or transfer any such Open-Market Purchase Shares prior to the Closing (B) not vote any such Open-Market Purchase Shares in favor of approving the Transactions and instead submits a proxy abstaining from voting thereon and (C) to the extent such investor has the right to have all or some of its Open-Market Purchase Shares redeemed for cash in connection with the Closing, not exercise any such redemption rights; and (ii) beneficially owned any Rigel Class A Ordinary Shares as of the date of its Subscription Agreement (the “Currently Owned Shares” and together with the Open-Market Purchase Shares and the PIPE Shares, the “Total PIPE Shares”), but only if the PIPE Investor agrees, with respect to such Currently Owned Shares, to (A) not to sell or transfer and such Currently Owned Shares prior to the Closing, (B) vote all of its Currently Owned Shares in favor of approving the Transactions at the Rigel Stockholder Meeting, and (C) to the extent such investor has the right to have all or some of its Currently Owned Shares redeemed for cash in connection with the Closing, not exercise any such redemption rights.

In addition, in connection with the Closing and pursuant to the Subscription Agreements:

(i)	the Sponsor shall surrender an aggregate number of Rigel Class B Ordinary Shares it holds in an amount equal to (a) (I) 4, multiplied by (II) the aggregate number of Total PIPE Shares, divided by (b) 10 (the “Sponsor Forfeit Shares”); and

(ii)	Blyvoor Gold shall surrender an aggregate number of Newco Ordinary Shares it receives as Exchange Consideration in an amount equal to (a) (I) 1, multiplied by (II) the aggregate number of Total PIPE Shares, divided by (b) 10 (the “Blyvoor Forfeit Shares”); and

(iii)	each PIPE Investors shall receive following the Closing, a number of Newco Ordinary Shares equal to the sum of the Sponsor Forfeit Shares and the Blyvoor Forfeit Shares for no additional cash consideration.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Subscription Agreement, a copy of which is filed as Exhibit 10.2 hereto and are incorporated by reference herein.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The Newco Ordinary Shares issuable in connection with the Subscription Agreements will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On March 11, 2024, Rigel and the Target Companies issued a joint press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

In addition, furnished as Exhibit 99.2 hereto is the investor presentation dated December 2023, that will be used by Rigel and the Target Companies with respect to the Transactions.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2 hereto, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Rigel under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

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No Offer or Solicitation

This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Current Report does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This Current Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Rigel’s or the Target Companies’ future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These statements are based on various assumptions and on the current expectations of Rigel or the Target Companies, as applicable, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rigel and its management, the Target Companies and their management, and Newco and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Rigel, the Target Companies, Newco or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Rigel, the Target Companies or Newco, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet the listing standards of NASDAQ or any other stock exchange following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of the Target Companies as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Target Companies to grow and manage growth profitably, maintain relationships with customers and suppliers and retain their management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Target Companies may be adversely affected by other economic, business and/or competitive factors; (11) the Target Companies’ estimates of their financial performance; (12) the possibility that the assumptions and estimates used in the S-K 1300 Technical Reports may be different than the actual results; and (13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Rigel’s Prospectus dated November 4, 2021 filed with the Securities and Exchange Commission on November 8, 2021, the section entitled “Risk Factors” in Rigel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, for the fiscal year ended December 31, 2022, and in Rigel’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2023 as well as any further risks and uncertainties to be contained in the Registration Statement filed after the date hereof. In addition, forward-looking statements reflect the Target Companies’, Rigel’s or Newco’s expectations, plans or forecasts of future events and views as of the date of this Current Report. The Target Companies, Newco, and Rigel anticipate that subsequent events and developments will cause these assessments to change. However, while the Target Companies and/or Rigel and/or Newco may elect to update these forward-looking statements at some point in the future, each of the Target Companies, Newco, and Rigel specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Target Companies’, Newco’s, nor Rigel’s assessments as of any date subsequent to the date of this Current Report.

Important Information for Investors and Stockholders

The Transactions will be submitted to stockholders of Rigel for their consideration and approval at a special meeting of stockholders. Rigel and the Target Companies will prepare the Registration Statement to be filed with the SEC by Newco, which will include preliminary and definitive proxy statements to be distributed to Rigel’s stockholders in connection with Rigel’s solicitation for proxies for the vote by Rigel’s stockholders in connection with the Transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Rigel’s stockholders in connection with the completion of the Transactions. After the Registration Statement has been filed and declared effective, Rigel will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Transactions. Rigel’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Rigel’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Transactions, because these documents will contain important information about Rigel, the Target Companies, Newco and the Transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transactions and other documents filed with the SEC by Rigel, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

Rigel, Newco, and the Target Companies and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Rigel’s stockholders in connection with the Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Rigel’s stockholders in connection with the Transactions will be set forth in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Transactions of Rigel’s directors and officers in Rigel’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by Rigel, which will include the proxy statement/prospectus of Rigel for the Transactions.

This Current Report is not a substitute for the Registration Statement or for any other document that Rigel, the Target Companies, or Newco may file with the SEC in connection with the potential Transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Rigel, the Target Companies, and Newco through the website maintained by the SEC at http://www.sec.gov.

Item 9.01.	Financial Statement and Exhibits.

(d)	Exhibits.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
2.1*	Business Combination Agreement, dated March 11, 2024, by and among Blyvoor Gold Resources Proprietary Limited, Blyvoor Gold Operations Proprietary Limited, Rigel Resource Acquisition Corp, RRAC NewCo, and RRAC Merger Sub
2.2	Exchange Agreement, dated March 11, 2024, by and among RRAC NewCo, Blyvoor Gold Proprietary Limited, Orion Mine Finance Fund II L.P., Blyvoor Gold Operations Proprietary Limited and Blyvoor Gold Resources Proprietary Limited
10.1*	Sponsor Support Agreement, dated March 11, 2024, by and among Rigel Resource Acquisition Holding LLC, Rigel Resource Acquisition Corp, Blyvoor Gold Resources Proprietary Limited, Blyvoor Gold Operations Proprietary Limited and the persons set forth on Schedule I thereto
10.2	Form of Subscription Agreement
99.1	Joint Press Release of Rigel Resources Acquisition Corp., Blyvoor Gold Resources Proprietary Limited, and Blyvoor Gold Operations Proprietary Limited issued March 11, 2024
99.2	Investor Presentation dated March, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Rigel Resources Acquisition Corp. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RIGEL RESOURCE ACQUISITION CORP

Date: March 11, 2024	By:	/s/ Jonathan Lamb
	Name:	Jonathan Lamb
	Title:	Chief Executive Officer